

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2024

Crissy Carlisle
Chief Financial Officer
Enhabit, Inc.
6688 N. Central Expressway Suite 1300
Dallas, TX 75206

  Re: Enhabit, Inc.
    Form 10-K filed March 15, 2024
    File No. 001-41406

Dear Crissy Carlisle:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and Services